





Burrow Mining, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CERTIFICATE NUMBER

PAR VALUE $0.001
COMMON STOCK

SHARES

THIS CERTIFIES THAT

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON SOCK OF

BURROW MINING, INC.

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.

DATED:

COUNTERSIGNED AND REGISTERED:
ISLAND STOCK TRANSFER
Transfer Agent

By

Authorized Signature

CATHY M.T. HO
President

HEATHER M.T. HO
Secretary

BURROW MINING, INC.
Corporate
Seal
NEVADA

100 Second Avenue South, Suite 104N, St. Petersburg, FL, 33701
727.289.0010

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM (TIC)	- as tenants in common	UNIF GIFT MIN (TRANS) ACT _____	Custodian _____	
TEN ENT	- as tenants by the entireties	(UGMA) (UTMA)	(Cust)	(Minor)
JT TEN (J/T)	- as joint tenants with right of survivorship and not as tenants in common		under Uniform Gifts (Transfer) to Minors Act _____ (State)	

Additional abbreviations may also be used though not in the above list.

For Value Received _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR SOME OTHER
IDENTIFYING NUMBER OF ASSIGNEE

[ ]

_____

_____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

_____

_____

_____ *Shares*

of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and

appoint _____ *Attorney*

to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises

Dated _____

X_____

SIGNATURE GUARANTEE
(BY BANK, BROKER, CORPORATE OFFICER)

NOTICE: THE SIGNATURE TO THIS AGREEMENT MUST CORRE-
SPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE
CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR
ENLARGEMENT, OR ANY CHANGE WHATSOEVER.